RELIANCE Infrastructure
Anil Dhirubhai Ambani Group


10015550

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 15, 2010

Exemption No: 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 15, 2010 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended March 31, 2010.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 15, 2010

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended March 31, 2010

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended March 31, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary



Encl.: As above

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 15, 2010

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended March 31, 2010

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended March 31, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary


Encl.: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE INFRASTRUCTURE LIMITED			
Scrip Code : BSE 500390	Name of the Scrip: RELINFRA	Class of security: Equity	Quarter ended as on 31st March, 2010

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	No of Shares Pledged	As a percentage (IX=VIII/IV*100)
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.27	0.27	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00		0.00
(c)	Bodies Corporate	15	103965268	84363612	42.63	42.46	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)							
	Sub -Total (A)(1)	**26**	**104628646**	**85026983**	**42.90**	**42.73**	**0**	**0.00**
(2)	**Foreign**						N/A	N/A
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**26**	**104628646**	**85026983**	**42.90**	**42.73**	**0**	**0.00**
(B)	**Public Shareholding**							
(1)	**Institutions**						N/A	N/A
(a)	Mutual Funds /UTI	303	16127354	16080415	6.61	6.59	-	-
(b)	Financial Institutions/Banks	379	1511845	1496099	0.62	0.62	-	-
(c)	Central Government/State Governments	56	73010	4282	0.03	0.03	-	-
(d)	Venture Capital Funds	0	0	0	0.00	0.00	-	-
(e)	Insurance Companies	27	47089455	47089122	19.31	19.23	-	-
(f)	Foreign Institutional Investors	642	35020354	34799818	14.36	14.30	-	-
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	-	-
(h)	Any Other (Specify)							
	Sub -Total (B)(1)	**1407**	**99822018**	**99469736**	**40.93**	**40.77**		



(2)	**Non-Institutions**						N/A	N/A
(a)	Bodies Corporate	6836	8658138	8543389	3.55	3.54	-	-
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1482445	27698729	22125292	11.36	11.31	-	-
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	43	1479091	1437829	0.61	0.60	-	-
(c)	Any Other (Specify)				0.00	0.00	-	-
1	Trustee	0	0	0	0.00	0.00	-	-
2	NRIs/OCBs	17866	1613563	1239463	0.66	0.66	-	-
	Sub -Total (B)(2)	**1507190**	**39449521**	**33345973**	**16.17**	**16.11**	**0**	**0**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1508597**	**139271539**	**132815709**	**57.10**	**56.88**	**0**	**0**
	TOTAL (A) +(B)	**1508623**	**243900185**	**217842692**	**100.00**	**99.60**	**0**	**0.00**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**2**	**970077**	**969350**	**0.00**	**0.40**	N/A	N/A
	GRAND TOTAL (A)+(B)+(C)	**1508625**	**244870262**	**218812042**	**100.00**	**100.00**	**0**	**0.00**


Reliance Infrastructure Limited



I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	As a % of Grand Total (A)+(B)+(C)	Shares Pledged or otherwise encumbered		
				No of Shares Pledged	As a % (VI)=(V)/(III) *100	As a % of grand total (A)+(B)+(C) of Sub-clause (I) (a)
(I)	(II)	(III)	(IV)	(V)		
1	AAA Project Ventures Private Limited	10 30 98 937	42.10	0	0.00	0.00
2	Reliance Capital Limited	1 653	0.00	0	0.00	0.00
3	Reliance Innoventures Private Limited	8 64 675	0.35	0	0.00	0.00
4	Kokila D Ambani	2 74 891	0.11	0	0.00	0.00
5	Anil D Ambani	1 39 437	0.06	0	0.00	0.00
6	Jaianmol A Ambani	1 25 231	0.05	0	0.00	0.00
7	Tina A Ambani	1 23 812	0.05	0	0.00	0.00
8	Jaianshul A Ambani	7	0.00	0	0.00	0.00
9	Hansdhwani Trading Company Pvt Ltd	3	0.00	0	0.00	0.00
	Total	**10 46 28 646**	**42.73**		**0.00**	**0.00**



I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	2 21 83 058	9.06
2	Reliance Capital Trustee Co Ltd	87 77 660	3.58
3	The New India Assurance Company Limited	45 03 917	1.84
4	LIC of India Market Plus – 1	39 44 365	1.61
5	The Oriental Insurance Company Limited	32 32 255	1.32
6	General Insurance Corporation of India	28 84 303	1.18
7	Morgan Stanley Mauritius Company Limited	26 24 253	1.07
8	LIC of India Money Plus	24 73 481	1.01
	Total	**5 06 23 292**	**20.67**


Reliance Infrastructure Limited

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Category of Shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	AAA Project Ventures Private Ltd	Promoter	931615	0.38
	Total		**931615**	**0.38**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	323359	9 70 077	0.40
		Total	**9 70 077**	**0.40**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00
	Total		**0**	**0.00**

III (a) **Statement showing Voting Pattern of Shareholders, if more than one class of shares / securities is issued by the issuer**

Not Applicable


Reliance Infrastructure Limited